UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42182

PS International Group Ltd.

(Translation of registrant’s name into English)

Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Annual General Meeting of Shareholders

On June 17, 2025, at 10:30 A.M., Hong Kong Time (June 16, 2025, at 10:30 P.M., Eastern Time), PS International Group Limited (the “Company”) held an annual general meeting of shareholders (the “Annual Meeting”) at its executive office at Unit 1002, 10/F, Join-in Hang Sing Centre, No. 2-16 Kwai Fung Crescent, Kwai Chung New Territories, Hong Kong. Holders of 20,264,612 ordinary shares of the Company were present in person or by proxy at the Annual Meeting, representing approximately 78.01% of the total 25,976,936 outstanding ordinary shares as of the record date of May 15, 2025, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the Annual Meeting as of the record date. All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Annual Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One:	To consider and vote upon an ordinary resolution to re-appoint Mr. Yee Kit, CHAN to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until his office is otherwise vacated due to death, resignation, or removal by ordinary resolution, or until his successor is duly elected and qualified.	17,705,047	2,559,015	550
Proposal Two:	To consider and vote upon an ordinary resolution to re-appoint Mr. Hang Tat Gabriel CHAN to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until his office is otherwise vacated due to death, resignation, or removal by ordinary resolution, or until his successor is duly elected and qualified.	17,705,048	2,559,014	550
Proposal Three:	To consider and vote upon an ordinary resolution to re-appoint Mr. Yong, YAO to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until his office is otherwise vacated due to death, resignation, or removal by ordinary resolution, or until his successor is duly elected and qualified.	2,728,885	17,535,177	550
Proposal Four:	To consider and vote upon an ordinary resolution to re-appoint Ms. Lai Ping, CHAN to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until his office is otherwise vacated due to death, resignation, or removal by ordinary resolution, or until his successor is duly elected and qualified.	2,728,885	17,535,177	550
Proposal Five:	To consider and vote upon an ordinary resolution to re-appoint Mr. Zijian, TONG to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until his office is otherwise vacated due to death, resignation, or removal by ordinary resolution, or until his successor is duly elected and qualified.	2,728,885	17,535,177	550
Proposal Six:	To consider and vote upon an ordinary resolution to re-appoint Mr. Eric, CHEN to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until his office is otherwise vacated due to death, resignation, or removal by ordinary resolution, or until his successor is duly elected and qualified.	2,728,885	17,535,177	550

Proposal Seven	To consider and vote upon an ordinary resolution to re-appoint Mr. Tsao-Lung, LAI to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until his office is otherwise vacated due to death, resignation, or removal by ordinary resolution, or until his successor is duly elected and qualified.	2,728,885	17,535,177	550
Proposal Eight	To consider and vote upon an ordinary resolution to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025	20,264,035	27	550
Proposal Nine (i)

To consider and vote upon two special resolutions:

(i) to approve and adopt the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice (the “Second Amended M&A”), in substitution for and to the exclusion of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the “Existing M&A”) in its entirety with immediate effect, to reflect the changes in, among others, the amendment of the provision under clause 86(a) regarding the number of Directors from “the number of Directors shall be up to seven (7) Directors” to “the number of Directors shall be at least five (5) Directors”;

		17,704,970	2,559,092	550
Proposal Nine (ii)	(ii) to authorize and instruct the registered office provider of the Company to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Second Amended M&A and the passing of these special resolutions.	17,704,970	2,559,092	550
Proposal Ten (i)	To consider and vote upon two ordinary resolutions:

	(i) to approve the consolidation of every issued and unissued shares of the Company at a ratio within a range of eight (8) shares into one (1) share to ten (10) shares into one (1) share (the “Share Consolidation”), the exact ratio of which shall be determined by further action at the discretion of the Board of Directors, but in no event shall cause the Company to fail qualifying for the continuing listing standards on the Nasdaq Capital Market, to be effective on a date on or prior to October 15, 2025 as may be determined by the Board of Directors and announced by the Company (the “Effective Date”), so that a shareholder holding every eight (8) to ten (10) Ordinary Shares of US$0.0001 par value each (the “Pre-Consolidation Ordinary Shares”) will hold one (1) new Ordinary Share of par value ranging from US$0.0008 to US$0.001 each (the “Post-Consolidation Ordinary Shares”), and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and	17,704,770	2,559,292	550
Proposal Ten (ii)	(ii) in respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board of Directors be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.	17,704,970	2,559,092	550

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2025	PS International Group Limited

	By:	/s/ Yee Kit Chan
	Name:	Yee Kit Chan
	Title:	Director and Chairman of the Board

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